FULL PLATE MANAGEMENT, LLC

UNAUDITED FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2019 and Year to Date 2020 as of August 31, 2020

TABLE OF CONTENTS

Full Plate Management, LLC
Balance Sheets
December 31, 2019 and 2020
through August 31, 2020
ASSETS

	2019	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 97	$ 59,323
Accounts receivable, net	0	0
Inventory	0	0
Prepaid expenses and other current assets	0	-
TOTAL CURRENT ASSETS	97	59,323
OTHER ASSETS		
Intangible assets	0	690
	0	0
TOTAL ASSETS	$ 97	$ 60,013

LIABILITIES AND STOCKHOLDERS' EQUITY

	2019	2020
CURRENT LIABILITIES		
Accounts payable	$ 0	$ 0
Factoring liability	0	0
Convertible notes	0	0
Line of credit	0	0
Accrued interest	0	0
TOTAL CURRENT LIABILITIES	0	0
LONG-TERM LIABILITIES		
Accrued interest	0	0
Note payable - related party	0	0
Convertible note	0	0
TOTAL LONG-TERM LIABILITIES	0	0
TOTAL LIABILITIES	0	0
STOCKHOLDERS' EQUITY		
Class A Shares	8,700	33,700
Class B Shares	0	173,100
Retained earnings	(8,603)	(146,787)
TOTAL STOCKHOLDERS' EQUITY	97	60,013
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 97	$ 60,013

Full Plate Management, LLC
Statements of Income
December 31, 2019 and 2020
through August 31, 2020

	2019	2020
REVENUES	$ 0	$ 0
COST OF GOODS SOLD	0	0
GROSS PROFIT	0	0
OPERATING EXPENSES		
Professional fees	8,591	65,128
Sales and marketing	0	10,343
General and administrative	0	13,055
Unreturned Earnest Money	0	50,000
Maintenance Fees	12	69
TOTAL OPERATING EXPENSES	8,603	138,184
NET OPERATING INCOME	(8,603)	(138,184)
OTHER INCOME		
Gain on sale of asset	-	0
Other income/(expense)	0	0
Amortization expense	0	0
Interest expense	0	0
NET INCOME (LOSS) BEFORE TAXES	$ (8,603)	(138,184)
INCOME TAX EXPENSE	0	0
NET INCOME (LOSS)	$ (8,603)	$ (138,184)

Full Plate Management, LLC
Statements of Retained Earnings
December 31, 2019 and 2020
through August 31, 2020

| | Stock | | Contributions | Retained Earnings | |
	Shares	Amount	(Distributions)	(Accumulated Deficit)	Total
Balance at January 1, 2019	0	$ 0	$ 0	$ 0	$ 0
Stock contribution			8,700		$ 8,700
Net Income				(8,603)	$ (8,603)
Balance at December 31, 2019	87	$ 100	$ 8,700	$ (8,603)	$ 97
Stock contribution			198,100		$ 198,100
Net income				(138,184)	$ (138,184)
Balance at August 31, 2020	2,068	$ 100	$ 206,800	$ (146,787)	$ 60,013

Full Plate Management, LLC
Statements of Cash Flows
December 31, 2019 and 2020
through August 31, 2020

	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (8,603)	$ (138,184)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	0	0
(Increase) decrease in assets:		
Accounts receivable	0	0
Inventory	0	0
Prepaid expenses and other current assets	0	0
Increase (decrease) in liabilities:		
Accounts payable	0	0
Accrued interest	0	0
Credit cards payable	-	0
CASH USED FOR OPERATING ACTIVITIES	(8,603)	(138,184)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	0	(690)
Cash from sale of fixed asset	0	0
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	0	(690)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	0	200,000
Loans from related parties	0	200,056
Cash received from factoring	0	
Contribution of capital	8,700	198,100
Net borrowings under line-of-credit agreement	0	0
Principal payments on long term debt	0	0
CASH PROVIDED BY INVESTING ACTIVITIES	8,700	198,100
NET INCREASE (DECREASE) IN CASH	97	59,916
CASH AT BEGINNING OF YEAR	0	97
CASH AT END OF YEAR (OR YEAR TO DATE)	$ 97	$59,323

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Full Plate Management, LLC (the "Company") was incorporated in the State of Colorado on January 3, 2019. The Company is headquartered in Denver, Colorado and as is doing business as Fuel & Iron.

Fuel & Iron is a development project to convert a historic building in Pueblo, Colorado into a food hall and apartment building. Fuel & Iron seeks to forge a bridge between Pueblo's industrial past and a future which honors the city's diverse population and bountiful agriculture. By creating a platform for restaurant incubation, adding downtown housing, and developing a unique amenity, Fuel & Iron will catalyze the economic vitality of downtown Pueblo and the city as a whole.

Going Concern
Since Inception, the Company has relied on funds from owners and investors to fund its operations. As of December 31, 2019 and throughout 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise capital, as well as the Company's ability to complete a complex construction project in a historic building.

Fiscal Year
The Company operates on a December 31st year-end.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2020 as of August 31, 2020 the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2019, and 2020 through August 31, 2020, the Company is operating as a going concern.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Inventory
Inventories are stated at cost.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Intangible Assets
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1. **Summary of Significant Accounting Policies (continued)**

    Income Taxes
    The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes. The Company applies ASC 740, Income Taxes for applying criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

    Revenue Recognition
    The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

    New Accounting Pronouncements
    In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Equity**

    The Company has issued 337shares of its Class A stock with a par value of $100.00 at December 31, 2019 and 2020 as of August 31, 2020. The Company has issued 1,981 shares of its Class B stock with a par value of $100.00 at December 31, 2019 and 2020 as of August 31, 2020.